UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

October 20, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Class A Ordinary Shares of each series

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On October 20, 2026, Masterworks Gallery, LLC, as agent for Series 417 (“Series 417”) of Masterworks Vault 1, LLC, a Delaware limited liability company (the “Company”), and the 417 Segregated Portfolio of Masterworks Cayman, SPC entered into a Consignment Agreement (the “Consignment Agreement”) with an unaffiliated gallery (the “Consignee”) to consign the sole artwork owned by Series 417 created by Yoshitomo Nara (the “Artwork”). The Consignment Agreement is dated as of October 16, 2026 and also covers a second artwork by the same artist owned by Series 252 of Masterworks Vault 19, LLC, an affiliate of the Company, the consignment of which is being reported separately by that company. Each artwork is subject to its own minimum net proceed amount, and the sale of the Artwork is not conditioned on the sale of the other artwork. A copy of the Consignment Agreement is attached to this Form 1-U as Exhibit 6.1.

Pursuant to the Consignment Agreement, the Consignee is appointed as the exclusive selling agent of the Artwork and may sell the Artwork to a third-party through November 16, 2026 (the “Consignment Period”), provided that Series 417 receives a minimum net proceed amount in connection with the sale (the “Floor Price”). The Floor Price, along with any commission and or profit sharing arrangements, were determined based on arm’s length negotiations among the parties.

The Consignment Agreement also contains representations, warranties, and covenants of the parties that are customary for transactions of this type. The Artwork will be in the custody of the Consignee during the Consignment Period. Title to the Artwork will continue to be held by Series 417 unless the Consignee executes a definitive sale of the Artwork, and will pass to the buyer only upon the Consignee’s receipt of the full purchase price from the buyer, following which the Consignee is required to remit the net proceeds to Series 417 within five business days of receiving both the purchase price and an invoice from Series 417’s agent.

Exclusive consignments for a limited duration are a common method of exposing works to a segment of the market, but very often they do not result in a sale transaction. Accordingly, the Company cannot guarantee or express any opinion on the likelihood that a sale of the Artwork will be completed. If the Artwork is sold by the Consignee during the Consignment Period, in accordance with the Company’s Second Amended and Restated Operating Agreement, Series 417 will use the proceeds of the sale of the Artwork to pay or provide for payment of Series 417’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to Series 417’s shareholders of record, after which Series 417 will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit
6.1	Consignment Agreement*

*Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 1, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: October 26, 2026